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Milan

September 19, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer Thompson

Re:                             Camping World Holdings, Inc.

Proposed Price Range and Share Number Information

Form S-1 (File No. 333-211977)

Ladies and Gentlemen:

This letter is filed supplementally on behalf of Camping World Holdings, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (as amended, the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company hereby provides the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering of its Class A common stock (the “Offering”). The preliminary information presented herein reflects an initial offering price to the public of the Company’s shares of Class A common stock (the “Shares”) of between $22.00 and $24.00 per Share, 10,869,565 Shares offered to the public in connection with the Offering (or 12,499,999 Shares should the underwriters’ option to purchase additional shares be exercised in full), representing approximately 60.6% of the post-Offering economic interests in the Company (or approximately 63.9% of the post-Offering economic interests in the Company should the underwriters’ option to purchase additional Shares be exercised in full).

Please also find enclosed certain relevant sections of the Registration Statement updated to reflect the preliminary proposed price range and share number information as described above and certain related changes, all of which we expect to include in Amendment No. 5 to the Registration Statement to be filed on or about September 26, 2016 (“Amendment No. 5”).

In addition, in response to the Staff’s comment number 7 in its letter dated August 23, 2016, the Company respectfully advises the Staff that it intends to update its disclosure in Amendment No. 5 to disclose that CWGS, LLC intends to make a regular quarterly cash distribution to its common unit holders of approximately $0.063 per common unit.  The Company further advises the Staff that assuming pro forma effect to all of the Transactions described in ‘‘Our Organizational Structure,’’ the sale of 10,869,565 shares of the Company’s Class A common stock in the Offering (or 12,499,999 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the application of the net proceeds by the Company and CWGS, LLC from the Offering and the other transactions described in ‘‘Unaudited Pro Forma Consolidated Financial Information,’’ as if all such transactions had been completed as of January 1, 2015, a $0.063 per common unit quarterly cash distribution on the 82,769,195 common units that would have been outstanding (or 84,399,630 common units if the underwriters exercised in full their option to purchase additional shares of Class A common stock) would have resulted in cash distributions to the common unit holders of CWGS, LLC of $10.5 million and $20.9 million in the six months ended June 30, 2016 and the year ended December 31, 2015, respectively (or $10.7 million and $21.4 million if the underwriters exercised in full their option to purchase additional shares of Class A common stock).  The Company further notes that as disclosed in the Registration Statement during the year ended December 31, 2015 the Company paid four special cash distributions to its members in the aggregate amount of approximately $137.4 million, which was in excess of the cash distribution amount noted above for the year ended December 31, 2015, and that as of June 30, 2016 the Company had $39.1 million of cash and cash equivalents, which would have been sufficient to pay the cash distribution noted above for the six months ended June 30, 2016.  The Company further advises the staff that it intends to update its disclosure in Amendment No. 5 to disclose an amendment to the credit agreement governing its Senior Secured Credit Facilities, which amendment is expected to close prior to commencing a roadshow.  Upon consummation of the Offering, such amendment will provide additional flexibility for regular quarterly cash distributions by permitting the Borrower to pay dividends in an amount up to $30.0 million during any period of four fiscal quarters to provide funds that shall be used by CWGS, LLC to pay such quarterly cash distributions.

The Company has enclosed certain relevant sections of the Registration Statement to reflect the updates to its dividend policy noted above, along with updates to reflect the expected amendment to the Company’s credit agreement governing its Senior Secured Credit Facilities and certain related transactions, including the expected use of proceeds from incremental term loan borrowings to make a special distribution to CWGS, LLC for a distribution to its members.  The Company expects to include these changes in Amendment No. 5.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement. We confirm on behalf of the Company that, prior to circulating copies of the Preliminary Prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information, including the information set forth in this letter, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended, including any such information set forth in this letter.

The Company further advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual Preliminary Prospectus for the Offering.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-1281. Thank you for your assistance.

[Signature Page Follows]

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP